March 22, 2016

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig D. Wilson

Re:	Adobe Systems Incorporated
Form 10-K for the Fiscal Year Ended November 27, 2015 Filed January 19, 2016
File No. 000-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or “we”), this letter is being transmitted in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 11, 2016 with respect to our Annual Report on Form 10-K for the fiscal year ended November 27, 2015 (the “Report”), filed on January 19, 2016. Our response to the Comment letter is set forth below. For your convenience, the Staff’s comment has been incorporated into this response letter.

Notes to Consolidated Financial Statements
Note 4. Fair Value Measurements, page 75

1.
You disclose the valuation techniques used to fair value your fixed income securities on page 76. Please tell us the valuation technique(s) and inputs used in your fair value measurement for each class of Level 2 fixed income securities identified on your fair value hierarchy table. Also tell us why you believe it was appropriate to disclose these techniques and inputs in the aggregate and not by class. Refer to ASC 820-10-50-2bbb and 820-10-50-2B.

We respectfully acknowledge the Staff’s inquiry regarding how we determine our fair value measurement for our Level 2 fixed income securities identified on our fair value hierarchy table, and why we believe it was appropriate to disclose these techniques and inputs in the aggregate and not by class. Regarding the latter, we advise the Staff that the Company acknowledges its understanding pursuant to ASC 820-10-50-2 that a reporting entity shall disclose fair value information and valuation techniques for each class of assets and liabilities measured at fair value. However, since the Company uses substantially the same valuation techniques and inputs for all Level 2 fixed income securities across the various classes of fixed income securities presented, we opted to describe the process in aggregate to avoid repetition. The Company believes its discussion of valuation techniques noted in the paragraph following the value hierarchy table on page 76, along with the valuation techniques noted in the column headings in the table for each level of securities, properly depicts our valuation techniques and inputs used to fair value our fixed income securities.

The valuation techniques and inputs used in our fair value measurement for each class of Level 2 fixed income securities identified in our value hierarchy table are as follows:

Corporate bonds and commercial paper are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, issuer spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

Asset-backed securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, issuer spreads off benchmark yields, interest rates and U.S. Treasury or swap curves. Key inputs used specifically for asset-backed securities also include prepayment and default projections based on past performance of the underlying collateral and current market data.

Foreign government securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, issuer spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

Municipal securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, issuer spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

U.S. agency securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, issuer spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

U.S. Treasury securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, issuer spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

As the primary valuation techniques and inputs are common across all of our fixed income securities, we decided to not specifically address each class separately in our disclosure to avoid unnecessary redundancy. However, we respectfully acknowledge the position of the Staff and beginning with our Form 10-Q for the quarter ended June 3, 2016, we will revise our current disclosure to further clarify that the description of our Level 2 fixed income securities valuation techniques and inputs apply to each of the individual asset classes held by the Company. Our revised disclosure will be substantially similar to the following:

“We measure certain financial assets and liabilities at fair value on a recurring basis. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, as follows:

Level 1 - Quoted prices in active markets for identical instruments that the Company has the ability to access at the measurement date.

Level 2 - Quoted prices for similar assets or pricing model valuations in which all significant inputs are observable.

Level 3 - Estimates of fair value based on pricing methodologies using unobservable inputs. Unobservable inputs are only used to measure fair value to the extent that observable inputs are not available.

Our Level 2 fixed income securities, including corporate bonds and commercial paper, asset-backed securities, foreign government securities, municipal securities, U.S. agency securities, U.S. Treasury securities and certain deferred compensation plan assets, were priced by independent pricing services. These independent pricing services use market approach methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, issuer spreads off benchmark yields, interest rates and U.S. Treasury or swap curves. The Company reviews the prices provided by pricing services for reasonableness and routinely performs independent price tests of a sample of securities to ensure proper valuation.

The Company’s Level 2 over-the-counter foreign currency and interest rate swap derivatives are valued using pricing models and discounted cash flow methodologies based on observable foreign exchange and interest rate data at the measurement date”.

* * *
Adobe further acknowledges that:

•	Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (408) 536-6000 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By:	/s/ Mark Garrett
Mark Garrett
Executive Vice President and Chief Financial Officer

Cc:	Shantanu Narayen (Adobe Systems Incorporated)
Mike Dillon (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Tracy Hanson (Adobe Systems Incorporated)
Justin Judd (Adobe Systems Incorporated)